May 2, 2011

Office of the Chief Accountant
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Form 8-K dated May 2, 2011 of Lunar Growth Corporation to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audits for the years ended June 30, 2010 and 2009, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of Albert Wong & Co. was approved by the Board of Directors, that they were not consulted prior to their appointment as auditors, nor that the Board of Directors participated in and approved the decision to dismiss us as the Independent Registered Public Accounting Firm of Lunar Growth Corporation.

Very truly yours,

PMB Helin Donovan, LLP

/s/ PMB Helin Donovan, LLP

Austin, Texas